EmRay's Gourmet, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2018 and 2019

(Unaudited)

EMRAYS GOURMET INC (DBA LION TEA) Balance Sheet

LION Tea

BALANCE SHEET SUMMARY

As of December 31, 2019

	JAN - DEC 2018	JAN - DEC 2019
ASSETS		
Current Assets		
Bank Accounts	18,583.17	318,085.32
Accounts Receivable	31,412.51	19,395.68
Other Current Assets	86,329.44	399,207.79
Total Current Assets	**$136,325.12**	**$736,688.79**
Other Assets	2,000.00	1,250.00
TOTAL ASSETS	**$138,325.12**	**$737,938.79**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		124,902.75
Credit Cards		11,948.94
Other Current Liabilities	0.00	123,114.66
Total Current Liabilities	**$0.00**	**$259,966.35**
Total Liabilities	**$0.00**	**$259,966.35**
Equity	138,325.12	477,972.44
TOTAL LIABILITIES AND EQUITY	**$138,325.12**	**$737,938.79**

EMRAYS GOURMET INC (DBA LION TEA)
Statement of Operations

LION Tea

PROFIT AND LOSS
January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Income			
400000 Sales of Product Income	181,862.12	356,755.25	$538,617.37
420000 Customer Discounts & Allowances	-4,282.06	-26,155.71	$ -30,437.77
420100 Customer Returns&Spoilage	-140.21	-12,446.92	$ -12,587.13
430000 Trade Discount	-2,104.96	-58,058.65	$ -60,163.61
460000 Consumer Coupons		-380.00	$ -380.00
Total Income	**$175,334.89**	**$259,713.97**	**$435,048.86**
Cost of Goods Sold	$190,708.80	$254,523.99	$445,232.79
GROSS PROFIT	$ -15,373.91	$5,189.98	$ -10,183.93
Expenses			
440001 440001 Trade Promotion Fees		5,000.00	$5,000.00
600000- Consumer Marketing and Promotio	104,527.13	161,228.27	$265,755.40
610000 Trade Marketing & Promotion	43,661.74	193,603.94	$237,265.68
620000 Sales Expense	14,657.65	74,685.98	$89,343.63
630000 Payroll Expenses	180,067.48	122,877.59	$302,945.07
640000 Insurance Expense	5,231.43	5,673.68	$10,905.11
650000 Professional Fees	35,910.01	176,503.07	$212,413.08
660000 Office&Operations Expense	13,935.09	33,942.09	$47,877.18
660001 Business Licenses & Fees	378.94	675.13	$1,054.07
660100 Auto Expense	7,943.36	6,584.00	$14,527.36
670000 Expenses Other	12,544.98	35,618.67	$48,163.65
670002 Bank Charges & Fees	2,154.00	1,335.36	$3,489.36
698000 Uncategorized Expense		365.46	$365.46
830000 Taxes Corporate		195.14	$195.14
Bad Debt Expense		29,553.40	$29,553.40
Total Expenses	**$421,011.81**	**$847,841.78**	**$1,268,853.59**
NET OPERATING INCOME	$ -436,385.72	$ -842,651.80	$ -1,279,037.52
Other Income	$0.00	$2,299.12	$2,299.12
NET OTHER INCOME	$0.00	$2,299.12	$2,299.12
NET INCOME	$ -436,385.72	$ -840,352.68	$ -1,276,738.40

EMRAYS GOURMET INC (DBA LION TEA)
Consolidated Statement of Equity

	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, September 22, 2016 (Inception)			-	-			
Contributions	16,000,000	$ 160.00	5,000,000	$ 50.00	$ 898,662.00		898,872
Other Comprehensive Gain/Loss							
Net Income						$ (840,352.00)	$ (840,352.00)
Ending Balance, December 31, 2019	16,000,000	$ 160.00	5,000,000	$ 50.00	$ 898,662.00	$ (840,352.00)	58,520

EMRAYS GOURMET INC (DBA LION TEA)
Statement of Cash Flows

LION Tea

STATEMENT OF CASH FLOWS
January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES			
Net Income	-436,385.72	-840,352.68	$ -1,276,738.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	-26,292.95	-40,145.17	$ -66,438.12
Net cash provided by operating activities	**$ -462,678.67**	**$ -880,497.85**	**$ -1,343,176.52**
FINANCING ACTIVITIES			
300000 Opening Balance Equity	0.00	0.00	$0.00
300010 Paid In Capital Owner's Investment	425,662.00		$425,662.00
300021 Common Stock	15,000.00	1,180,000.00	$1,195,000.00
320000 Retained Earnings	-9,035.60		$ -9,035.60
Net cash provided by financing activities	**$431,626.40**	**$1,180,000.00**	**$1,611,626.40**
NET CASH INCREASE FOR PERIOD	**$ -31,052.27**	**$299,502.15**	**$268,449.88**

1. ORGANIZATION AND PURPOSE

EmRays Gourmet, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company manufactures and distributes bottled dandelion tea and derives revenue from the sale of its products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.